Mountain Renewables, Inc.
1772 Grape Street
Denver, CO 80220
720-341-8235

October 30, 2009

Ms. Pamela Long, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:	Mountain Renewables, Inc.
Registration Statement on Form S-1
File No 333-159577

Dear Ms. Long:

We are submitting herewith the Second Amendment to Form S-1 filed previously. We have incorporated changes in the document per the Commission’s letter dated August 10, 2009.

This letter makes reference to each comment of the Commission and details the changes we have made.

1. We have updated the financial information to reflect the recently completed fiscal quarter.

2. We requested the securities attorney who assisted us with our legal opinion to reviewed your comment and advise us on how to respond to the Commission’s concerns. Our attorney’s response:

 “While we disagree with your casting the registrant as a "blank check company" it is our belief that under no circumstances is Rule 419 applicable to an offering solely by selling shareholders under the circumstances of this registration statement.  Rule 419 relates to an offering by a blank check company.  No securities are being offered by the company and no proceeds will be received by the company.  In an effort to clarify this issue, the insiders reduced their total securities being registered under this registration statement to less than 15% of the total of issued and outstanding shares.  This was an attempt to comply with the SEC's position that insider sales in excess of that percentage might be deemed an offering by the registrant.  This should no longer be the case.”

Ms. Pamela Long, Assistant Director
October 30, 2009

“In summary, since there are no securities being offered by the registrant and no proceeds will be received by the company, we have no ability to comply with the Rule 419 requirements of an escrow.  Additionally, per your request we are including a more specific business plan which discloses day-to-day operations and a commitment not to engage in a merger or acquisition with another company at any time in the near future.”

“Finally, please see the reference on the cover page to the fact that we may be deemed a "Shell company" as defined by rule 405.  Hopefully this additional discussion fully satisfies the concerns raised in your comment number 2.”

We have included details of our day-to-day operations of page 18 and further details of our business plan on pages 15-17.

On page 16, last sentence of first paragraph we have include a statement that we have no present plan, arrangement, commitment or understanding to engage in a merger or acquisition of another company.

3. We have further revised the document on pages 5, 16, 17 and throughout such that information provided in tables and elsewhere is stated as of the most recent practicable date.

4. We have revised the document on page 4 and elsewhere to state that we have only minimal operations.

5. We have changed the document on page 4 to state that in the opinion of our auditor, we may be unable to continue as a going concern. We have added a separate risk factor on page 6 to highlight the risk that we may be unable to continue as a going concern.

6. The amended document contained a typographical error. The word “Rosewind” should have been “Mountain.” The error has been corrected. We have not had any transactions with and are in no way affiliated with Rosewind.

On page 24, “Certain Relationships and Related Transactions” we describe the business purpose of our transactions with Ambermax. and Bristlecone.

We have included additional details in “Executive Compensation” disclosures found on page 23.

7. We have deleted the first paragraph relating to conflict of interest found on page 7 of the previous document.

Ms. Pamela Long, Assistant Director
October 30, 2009

8. We are registering a total of  5,515,000 shares. The 530,000 shares being registered for sale by Mr. Giannotti are included in this total.  The table of selling shareholders on page 27 has been corrected to show that Mr. Giannotti is selling 530,000 shares and this amount now reconciles with the remainder of the document. A row showing the total of 5,515,000 shares being registered is now included as the last row of the table of page 27.

On the bottom of page 22 we have included more detail regarding the shares being registered by Mr. Giannotti.

We have verified that the document is now consistent throughout with respect to the number of shares being registered.

9. On pages 27 and 28 we have added footnotes to fully disclose our  transactions with and material relationships with Bristlecone Associates, Anna Collins and Sonja Gouak.

10. Our accountant has revised the Statement of Cash Flows.

11. Our accountant has reviewed the Commission comment and clarifies our financial statement as follows:

“ On March 16, 2009 the Company issued Sonja Gouak d/b/a/ Edgar Tech Filing Services 140,000 shares of its common stock in exchange for services to be performed in the future valued at $35,000. The issuance was at $0.25 per share. The value was determined at her hourly rate for those services which will include all of the filings for the shares being registered.”

12. Page I-1 “Recent Sales of Unregistered Securities” has been amended to disclose that we issued and additional 30,000 shares of our common stock to Mr. Giannotti in connections with the Ambermax transaction and we have provided the information required by Regulation S-K for this transaction.

We have included the date when shares were issued to Sonja Gouak as required by Item 701(a) of Regulation S-K

We believe the document is much improved and await the Commission’s response.

Sincerely,

MOUNTAIN RENEWABLES, INC.

/s/ Richard Giannotti
Richard Giannotti, President